Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | May 13, 2025

Name of Registrant: US Foods Holding Corp

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

US Foods Holding Corp (USFD)

Saying No to Anti-Food, Anti-Fiduciary Activism: Vote NO on Proposal 4

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

Resolution

Bowyer Research urges US Foods shareholders to vote NO on Proposal #4, “Adopt A Right To Call A Special Stockholder Meeting At A 15% Aggregate Ownership Threshold.”

Supporting Statement

The ability to call special meetings is a powerful tool—and rightly so. Such meetings can force significant allocation of company resources, draw management attention away from strategy and operations, and create volatility for the company’s direction and leadership. As such, this power should be reserved for situations where there is demonstrable, broad-based shareholder concern. The proposal at hand does not accomplish this end — rather, it gives certain groups of institutional shareholders the ability to commandeer resources and demand valuable time from both US Foods and its shareholders.

Proposal No. 4 cites1 numerous times to BlackRock, noting the asset manager not only supports a minimum of 15% threshold for special meetings but also its assertion that “shareholders should have the opportunity to raise issues of substantial importance without having to wait for management to schedule a meeting.” It’s no surprise that large asset managers like BlackRock and Vanguard support low thresholds for special shareholder meetings (in the case of Vanguard, as low as 10). In the case of many companies, BlackRock & Vanguard’s ownerships alone meet that threshold.

The reality is: arguments in favor of a low threshold for shareholder meetings, while framed as concern for all shareholders, also make it easier for groups of activist shareholders to call meetings based on their institutional causes, grievances, and political agendas.

Forwarding the War on Food

In this case, those agendas are explicitly damaging to US Foods. The anti-fiduciary activist movement has shifted its focus on ‘the war on food,’ using the shareholder engagement process to advance agendas that prioritize non-business demands over US Foods’ actual ability to produce food and feed humanity. Proponents like the Accountability Board (the same ones behind this proposal) have also used their shareholder authority to put forward proposals at Wendy’s2 and McDonald’s demanding cage free egg commitments, and Hormel3 demanding changes in sow housing policies, tying these demands to timelines that are driven by activism, not sound business analysis.

1https://s203.q4cdn.com/467738510/files/doc_financials/2024/ar/e6c94ea0-5c0f-45b0-8e51-4b240c6fcbcf.pdf

2https://www.marketscreener.com/quote/stock/THE-WENDY-S-COMPANY-9691436/news/The-Wendy-s-Company-Receives-a-Shareholder-Proposal-from-The-Accountability-Board-46543283/

3https://www.marketscreener.com/quote/stock/HORMEL-FOODS-CORPORATION-12977/news/The-Accountability-Board-Submits-Shareholders-Proposal-to-Hormel-Foods-Corporation-48620099/

Conclusion

It is no accident that these activist demands are targeted at food companies like US Foods. The proponents behind Proposal 4, and the broader anti-agriculture system of which they are a part, represent an activist sentiment that is more concerned with assuaging feelings4 than forwarding the practical reality of the agriculture industry: feeding 8 billion people while also delivering return to shareholders whose financial futures depend on said industry.

It would be naive (and US Foods is avoiding this naivete by opposing these demands) to presume that the desire to make special shareholder meetings easier to hold is disconnected from these anti-fiduciary, anti-agriculture demands regarding food production. Whether anti-food demands or other similarly anti-fiduciary narratives, such as net zero commitments or divisive politicized corporate policies, allowing an extremely vocal minority of shareholders to call special meetings about their pet causes is an unwise use of resources, particularly when the pet causes themselves are bad for business. US Foods shareholders ought to avoid this naivete as well — and vote AGAINST Proposal 4.

Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.

4https://www.currentaffairs.org/news/against-animal-farming